Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

Set forth below is a press release of Lexington Technology Group, Inc. (“Lexington”), dated November 20, 2012, announcing the appointment of Jeff Ronaldi as the Chief Executive Officer of Lexington.

IP Veteran Jeff Ronaldi Appointed
CEO of Lexington Technology Group

Ronaldi Brings Invaluable Technology and IP Management Skills and
Impeccable Investment Record to Company

Lexington Now Headquartered in Virginia

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November 20, McLean, VA — Lexington Technology Group, Inc. announced today that seasoned technology and IP executive Jeff Ronaldi will become the company’s chief executive officer effective November 9, 2012. Ronaldi, who is currently a Lexington board advisor, would also become CEO of DSS, Inc. (NYSE MKT: DSS) upon completion of its pending merger with Lexington, expected in early 2013. Lexington’s current CEO, Will Rosellini, will step down effective November 9, 2012 and remain an advisor to Lexington’s wholly owned subsidiary Bascom Research.

“LTG is a platform for proven managers, and Jeff has been a part of the team from the start, previously serving as a member of our advisory board,” says Lexington Chief Operating Officer Peter Hardigan. “We’re very pleased that he now has the opportunity to lead the company, as he brings an unparalleled combination of general management and patent monetization experience to the CEO role. Jeff’s experience at trial is integral to our success and his network, reputation, resources and access to deal flow are invaluable. We believe that this is a big win for both LTG and, if the merger is completed, for DSS shareholders.”

Over the past two decades, Ronaldi has realized more than $160 million in return for $12 million in patent investments. Most recently he was CEO of Turtle Bay Technologies, Ltd, a wholly owned subsidiary of Juridica Capital. In 2012, he was behind two successful patent verdicts: Shelbyzyme’s $50 million verdict against Genzyme and a $20 million willful infringement verdict against Citrix Systems Inc. Previously he managed a venture capital group within the Fortune 500-company SPX Corp., where among other investments he managed patent infringement litigation against Microsoft Inc. that resulted in a $62.3 million verdict and ultimately settled for $60 million.

During the 1990s, Ronaldi managed a number of technology startup and fast-growth companies. He helped UUNET (now Verizon) go public and was instrumental in highly successful product development for the company. He took a division of Concentric Network (now XO Communications) from its launch to a 90-employee, $150 million run rate in 18 months, ultimately taking that company public as well.

“In many ways, leading Lexington is a perfect opportunity to leverage the two phases of my career: leading technology startups and monetizing IP,” Ronaldi says. “One of the things that attracted me to Lexington is the quality of the portfolio. I’ve been monetizing patents for more than 10 years and I’ve had a lot of success. I expect this portfolio to be every bit as successful as any of the others I’ve managed.”

Lexington’s current CEO, Will Rosellini will remain as an advisor to Lexington’s Bascom Research subsidiary and will continue to support ongoing R&D for Bascom Research’s development of electronic medical records in collaboration with MedNest.

“I believe the Lexington model offers an incredible opportunity to catalyze technology development through the use of patent monetization,” Rosellini says. “As a technologist first and foremost, I look forward to working with the team on development opportunities including the great work we are doing with Bascom Research.”

With Ronaldi’s appointment, Lexington will be headquartered in McLean, Virginia, where Lexington’s subsidiary Bascom Research is already based. After completion of the DSS merger, Lexington Technology Group will become that company’s intellectual property division.

Ronaldi’s appointment as CEO will be discussed during DSS’s earnings call on Thursday November 20. During the call, DSS will also provide an update on its pending merger with Lexington Technology Group, Inc. (“Lexington”), which it announced on October 2, 2012.

CONFERENCE CALL

DSS management will host a teleconference and webcast on November 20, at 4:30 p.m. ET to discuss the results with the investment community:

Time: 4:30 p.m. ET
Date: Thursday, November 20, 2012
Investor Dial In (Toll Free):  877-407-9205
Investor Dial In (International):  201-689-8054

Live Webcast URL: http://www.investorcalendar.com/IC/CEPage.asp?ID=170041

A replay of the teleconference will be available until November 29, 2012, which can be accessed by dialing (877)660-6853 within the United States or (201)612-7415 if calling internationally. Please enter account #286 and conference ID #402581 to access the replay.

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ABOUT LEXINGTON TECHNOLOGY GROUP:

Lexington Technology Group invests both expertise and capital in the development and monetization of pioneering technologies. Lexington’s goal is to catalyze technology development within its investments and to reward those who take on the risks of innovation. The enterprise invests in companies that have developed important innovations but have not been fairly rewarded by the marketplace, where shareholder value depends on the company’s ability to successfully monetize patented technologies. Its efforts contribute to an intellectual property market in which inventors are better able to profit from their inventions. More information is available at www.lex-tg.com.

ABOUT DOCUMENT SECURITY SYSTEMS:

Document Security Systems, Inc. (NYSE MKT: DSS) is a leader in anti-counterfeit, authentication, and mass-serialization technologies, providing security solutions to corporations, governments, and financial institutions. DSS security programs are designed to protect against product diversion, counterfeit, theft, and other costly and damaging occurrences. From risk analysis and vulnerability assessment, to systems integration and monitoring, DSS offers the advanced tools and knowledge base needed to protect the world’s most valuable and at-risk brands. More information can be found at their website, www.dsssecure.com.

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Important Additional Information Will Be Filed with the SEC

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS, or Lexington Technology Group or the solicitation of any vote or approval. In connection with the proposed transaction, DSS will file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will contain important information about DSS, Merger Sub, Lexington Technology Group, the transaction and related matters. DSS will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of Lexington Technology Group when it becomes available. Investors and security holders of DSS and Lexington Technology Group are urged to read carefully the proxy statement/prospectus relating to the Merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Investors and security holders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) and other documents filed with the SEC by DSS through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of DSS and Lexington Technology Group will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) by contacting Document Security Systems, Inc, Attn.: Philip Jones, Chief Financial Officer, at First Federal Plaza, 28 East Main Street, Suite 1525, Rochester, New York 14614, or by e-mail at ir@dsssecure.com. Investors and security holders of Lexington Technology Group will also be able to obtain free copies of the proxy statement/prospectus for the Merger (when it is available) by contacting Lexington Technology Group Technology Group, Inc., Attn.: Jennifer Buckley, 375 Park Avenue 26th Floor, New York, NY 10152, or by e-mail at jen@lex-tg.com.

DSS and Lexington Technology Group, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS, Merger Sub and Lexington Technology Group. Information regarding DSS’s directors and executive officers is contained in DSS’s Definitive Proxy Statement on Schedule 14A prepared in connection with its 2012 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2012. Information regarding Lexington Technology Group’s directors and officers and a more complete description of the interests of DSS’s directors and officers in the proposed transaction will be available in the proxy statement/prospectus that will be filed by DSS with the SEC in connection with the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between DSS and Lexington Technology Group; the expected timetable for completing the transaction; the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; the potential of the combined companies’ technology platform; our respective or combined ability to raise capital to fund our combined operations and business plan; the continued listing of DSS's or the combined company’s securities on the NYSE MKT; market acceptance of DSS products and services; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise; Lexington Technology Group’s limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our ability to license and monetize the patents owned by Lexington Technology Group; potential new legislation or regulation related to enforcing patents; the complexity and costly nature of acquiring patent or other intellectual property assets; the combined company’s management and board of directors; and any other statements about DSS’ or Lexington Technology Group’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; our respective or combined inability to raise capital to fund our combined operations and business plan; DSS’s or the combined company’s inability to maintain the listing of our securities on the NYSE MKT; the potential lack of market acceptance of DSS’s products and services; our collective inability to protect our intellectual property rights through litigation or otherwise; competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our inability to license and monetize the patents owned by Lexington Technology Group; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, each as filed with the SEC, as well as the other filings that DSS makes with the SEC. Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available.

In addition, the statements in this press release reflect our expectations and beliefs as of the date of this release. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this release.

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For further information on Lexington Technology Group please contact:

Jamie Diaferia
Infinite PR
212-687-0935
jdiaferia@infinitepr.com

Investor Relations for Document Security Systems:
Century IR.com 212-776-1030